

SECUR[illegible] 05041578 [illegible]ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-50558

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
MAR - 7 2005
WASH. D.C. 213 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AIA CAPITAL MARKETS, LLC

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MADISON AVENUE, 22ND FL
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONSTANTIN ASSOCIATES
(Name – *if individual, state last, first, middle name*)

575 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, Gerhard P. Mercker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIA Capital Markets LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to Before Me
This 28th Day of February, 2005

Notary Public

Notary Public

Signature

General Securities Principal

Title

TORRI A. JONES
Notary Public, State of New York
No. 01JO5041154
Qualified in New York County
Commission Expires March 27, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIA CAPITAL MARKETS LLC

INDEX TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Constantin Associates

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member of
AIA Capital Markets LLC.
New York, New York

We have audited the accompanying statement of financial condition of AIA Capital Markets LLC as of December 31, 2004 and the related statements of income, changes of member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of AIA Capital Markets LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates

Constantin Associates

New York, New York
February 21, 2005

PARIS ◦ LONDON ◦ FRANKFURT
MADRID • BRUSSELS ◦ GENEVA

CONSTANTIN GROUP

ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 ◦ TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com ◦ http://www.constantin.com

AIA CAPITAL MARKETS LLC

BALANCE SHEET
DECEMBER 31, 2004

CONSTANTIN GROUP

Constantin Associates
Certified Public Accountants

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 5,619
Accrued expenses and other liabilities	14,771
Total current liabilities	20,390
Total liabilities	20,390
Commitments and contingencies (Note 5)	
Member's equity	55,692
Total liabilities and Member's equity	$ 76,082

AIA CAPITAL MARKETS LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Management fees	$ 2,247
General and administrative expenses (Schedule III)	82,516
Loss from operations	(80,269)
Other income	
Interest income	986
Net loss	(79,283)
Member's capital - beginning (Note 2)	134,975
Member's capital - ending	$ 55,692

See accompanying notes to financial statements.

AIA CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$ (79,283)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Depreciation	900
(Increase) decrease in	
Prepaid expense	1
Increase (decrease) in	
Accounts payable and accrued expenses	(510)
Net cash used by by operating activities	(78,892)
Net decrease in cash and cash equivalents	(78,892)
Cash and cash equivalents at beginning of year	153,714
Cash and cash equivalents at end of year	$ 74,822

See accompanying notes to financial statements and auditor's opinion.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1 Summary of Significant Accounting Principles

Nature of Business

AIA Capital Markets LLC (the "Company"), was organized as a limited liability company ("LLC") pursuant to the LLC Act of the State of New York on September 3, 1997. The Company's principal place of business is in New York, New York and it is a member of the NASD Inc. ("NASD"). The Company was formed for the purpose of operating as a broker-dealer, as that term is defined in the Securities Exchange Act of 1934, as amended.

Gerhard P. Mercker and William Rapavy, the Company's designated General Securities Principals, are in charge of the affairs of the Company. The Company is owned 100% by Access International Advisers, Inc. ("the Member"). The Member has contributed to the Company $50,000 in capital and shall maintain such capital levels for the Company as required by applicable laws and regulations.

Income Taxes

An LLC is not itself subject to federal, state or local income taxes. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for federal, state and local income taxes is included in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue when service is provided.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Member's Capital Accounts

General

A capital account shall be maintained for the Member. The Member's capital account shall be credited with and increased by (i) the value of any capital contributions in the form of cash or property made by Member to the Company, and (ii) such Member's share of the net profits, if any, of the Company. The Member's capital account shall be debited for and decreased by (i) any withdrawals or distributions by or to the Member from the Company, and (ii) such Member's distributive share of any net losses, if any, of the Company.

Allocation of Profits and Losses

All net profits and net losses of the Company and all items of income, gain, deductions or credits of the Company shall be allocated to, or borne by, the Member, as the Member shall decide.

Distributions

Distributions of net cash flow of the Company, if any, less such reasonable reserves as the Member shall determine to be necessary for present operations and/or future contingencies, shall be made at such times and in such amounts as the Member shall determine.

Admission of Additional Members

The Member may, in its sole discretion admit new members at any time, upon such terms as it deems appropriate.

Note 3 Equipment

Equipment at December 31, 2004 consists of the following:

Computer Equipment	$ 7,752
Less: accumulated depreciation	6,927
Equipment, net	$ 825

Note 4 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note 5 Commitments and contingencies

Service Agreement

The Company has an agreement with the Buchannan Associates, Inc., providing the Company with certain administrative services. The charge for these services is a minimum of $2,000 per month, which is payable in advance. Total fees paid during the year ended December 31, 2004 was $24,000 and was included in the categories professional fees in the accompanying statement of income.

Outside Services

The Company has an agreement with Transport Drivers, Inc.,(TDI) whereby TDI,acts as a co-employer of a registered person of the Company and the Company agrees to reimburse TDI for certain salary and other payroll expenses. The total amount paid to TDI was $22,302, for the year ended December 31, 2004.

AIA CAPITAL MARKETS LLC

INTERNAL CONTROL STRUCTURE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2004

CONSTANTIN GROUP

Constantin Associates
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

To the Member of
AIA Capital Markets LLC

In planning and performing our audit of the financial statements of AIA Capital Markets LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

(2) Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Constantin Associates

Constantin Associates

New York, New York
February 21, 2005

Schedule I

AIA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2004

NET CAPITAL	
Total member's equity	$ 55,692
Add : Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	55,692
DEDUCTIONS AND CHARGES	
Non-allowable assets	
Equipment costs, net	825
Prepaid	435
Total Non-allowable assets	1,260
Net capital before haircuts on securities positions	54,432
HAIRCUTS ON SECURITIES POSITIONS (Pursuant to Rule 15c3-1)	-
NET CAPITAL	$ 54,432
AGGREGATED INDEBTNESS (A.I.)	
Accounts payable	$ 5,619
Accrued expenses	14,771
TOTAL AGGREGATED INDEBTNESS	$ 20,390

Schedule I

AIA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004
(continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6 2/3 % of total A.I.)	$ 1,359
2.	Minimum net capital required of broker/dealer	$ 5,000
	Net capital requirement (Greater of 1 or 2)	$ 5,000
	Excess net capital	49,432
	Excess net capital at 1,000% (Net capital - 10% of A.I.)	52,393
	Ratio of A.I. to net capital	37%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of form X-17A-5 as of December 31,2004) Net capital, as reported in the Company's Part II (Unaudited) FOCUS report	$ 55,692
Increase in non-allowable assets	-
Net audit adjustments	-
Net capital per this report	$ 55,692

Schedule II

AIA CAPITAL MARKETS LLC

INFORMATION RELATED TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2004

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

AIA CAPITAL MARKETS LLC

ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2004

Constantin Associates

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Member of
AIA Capital Markets LLC
New York, New York

Our report on our audit of the basic financial statements of AIA Capital Markets LLC, appears on page 2. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses - Schedule III is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Constantin Associates

Constantin Associates

New York, New York
February 21, 2005

PARIS • LONDON • FRANKFURT
MADRID • BRUSSELS • GENEVA

CONSTANTIN GROUP

ROTTERDAM • MONTREAL • MILAN
HONG KONG • BUENOS AIRES

575 MADISON AVENUE, NEW YORK, NY 10022 • TEL: (212) 755-5551 • FAX: (212) 755-6385
constantin-us@constantin.com • http://www.constantin.com

Schedule III

AIA CAPITAL MARKETS LLC

STATEMENT OF GENERAL AND ADMINISTRATIVE EXPENSES FOR THE YEAR ENDED DECEMBER 31, 2004

Amortization and depreciation expense (Note 1)	$ 900
Dues and subscriptions	4,934
NASD renewal fees	560
Office supplies	31
Outside services (Note 6)	22,302
Permits and fees	95
Insurance	584
Professional fees (Note 6)	47,580
Rent and utilities	4,924
Telephone	411
Other fees	195
Total general and Administrative expenses	$ 82,516